 Exhibit 99.1
Management’s Discussion and Analysis
October 27, 2021
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil; and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020, dated February 24, 2021 (the 2020 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2021, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2021, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2020, and the 2020 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 24, 2021 (the 2020 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
8   2021 Third Quarter   Suncor Energy Inc.

1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which is on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2021, the company revised the presentation of its expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact to net earnings (loss) and comparative periods have been restated to reflect this change.
Non-GAAP Financial Measures
Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts − are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2020 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
2021 Third Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
2. Third Quarter Highlights
•
Third quarter financial results

•
Suncor’s operating earnings(1)(2) increased to $1.043 billion ($0.71 per common share) in the third quarter of 2021, from an operating loss of  $338 million ($0.22 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment, higher crude production and refinery crude throughput, and lower DD&A and exploration expenses. Operating earnings were partially offset by an increase in operating expenses and royalties associated with Suncor’s increased production in the third quarter of 2021. The prior year quarter operating earnings were negatively impacted by the unprecedented decline in transportation fuel demand, partially offset by lower operating costs.

•
Suncor’s net earnings were $877 million ($0.59 per common share) in the third quarter of 2021, compared to a net loss of  $12 million ($0.01 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the third quarter of 2021 were impacted by a $257 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a non-cash after-tax impairment reversal of $168 million against the Terra Nova assets, a $60 million after-tax loss for early repayment of long-term debt and a $17 million after-tax unrealized loss on risk management activities. The net loss in the prior year quarter included a $290 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $36 million after-tax unrealized gain on risk management activities.

•
Funds from operations(1) were $2.641 billion ($1.79 per common share) in the third quarter of 2021, compared to $1.166 billion ($0.76 per common share) in the third quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.718 billion ($3.19 per common share) for the third quarter of 2021, compared to $1.245 billion ($0.82 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a greater source of cash associated with the company’s working capital balances in the current period compared to the prior year quarter. The source of cash in the third quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.

•
R&M delivered strong results. Refining and Marketing (R&M) delivered $947 million in funds from operations in the current period, marking the third highest results for third quarter funds from operations on record. The increase in funds from operations in the third quarter of 2021, compared to $594 million in the prior year quarter, was a result of the improving business environment and strong refinery utilizations of 99%, and was achieved despite Canadian gasoline and diesel demand estimated to be 7%(3) below the comparable period in 2019. R&M funds from operations included a first-in, first-out (FIFO) inventory valuation gain of  $84 million after-tax in the third quarter of 2021, compared to $164 million in the prior year quarter.

•
Strong upstream performance and completion of a planned turnaround. Suncor’s total upstream production increased to 698,600 boe/d in the third quarter of 2021, compared to 616,200 boe/d in the prior year quarter, due to continued strong performance from the company’s In Situ assets and increased production volumes at Syncrude, partially offset by the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag, which was completed in the quarter.

•
Suncor assumes operatorship of Syncrude. Suncor successfully assumed the role of operator of the Syncrude asset on September 30, 2021, a critical step towards driving greater integration, efficiencies and competitiveness across all Suncor-operated assets in the region.

•
Terra Nova Asset Life Extension project moving forward. Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the Asset Life Extension (ALE) project, which is expected to extend production life by approximately 10 years.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Sources: IHS Markit and Statistics Canada.

10   2021 Third Quarter   Suncor Energy Inc.

•
Historic partnership with Indigenous Communities. Suncor, together with eight Indigenous communities, announced the formation of Astisiy Limited Partnership, which has signed agreements to acquire a 15% equity interest in the Northern Courier Pipeline. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, will be operated by Suncor and is expected to provide the eight Indigenous communities with reliable income for decades.

•
Maximized shareholder returns and fortified the balance sheet. In the third quarter of 2021, the company returned $1.0 billion to its shareholders through $704 million in share repurchases and payment of  $309 million of dividends, and reduced net debt(1) by $2.0 billion.

•
On track to reach debt reduction and capital allocation targets. Since the beginning of 2021, Suncor has reduced net debt by $3.1 billion and repurchased $1.7 billion of its common shares since the start of its normal course issuer bid program (NCIB) in February 2021, representing approximately 63 million common shares at an average price of  $26.39 per common share, or the equivalent of 4.1% of Suncor’s issued and outstanding common shares as at January 31, 2021. The company is on track to exceed its previously communicated debt reduction and share repurchase targets for the year.

•
Completed sale of the Golden Eagle Area Development. Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021.

•
Reinstatement of the 2019 dividend and acceleration of the share repurchase program. Subsequent to the third quarter of 2021, Suncor’s Board of Directors (the Board) approved a quarterly dividend of  $0.42 per share, which represents an increase of 100% over the prior quarter dividend, reinstating the dividend to the 2019 level. The Board also approved an increase to the company’s share repurchase program to approximately 7% of Suncor’s public float as at January 31, 2021 and concurrently, the Toronto Stock Exchange (TSX) accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to 7% of the company’s public float. The acceleration of share repurchases, dividend increase and expected net debt reductions, compared to the company’s previously announced targets demonstrate the progress made during the year and management’s confidence in the company’s ability to generate cash flow and its commitment to increased shareholder returns.

(1)
Net debt is equal to total debt less cash and cash equivalents.

2021 Third Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
3. Consolidated Financial Information
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)
Oil Sands	484	(531)	1 251	(3 503)
Exploration and Production	407	25	820	(453)
Refining and Marketing	646	384	1 728	598
Corporate and Eliminations	(660)	110	(1 233)	(793)
Total	877	(12)	2 566	(4 151)
Operating earnings (loss)(1)(2)
Oil Sands	489	(539)	1 253	(2 135)
Exploration and Production	239	25	652	(31)
Refining and Marketing	658	356	1 733	602
Corporate and Eliminations	(343)	(180)	(1 127)	(540)
Total	1 043	(338)	2 511	(2 104)
Funds from (used in) operations(1)
Oil Sands	1 591	556	4 671	1 257
Exploration and Production	357	260	1 053	742
Refining and Marketing	947	594	2 490	1 293
Corporate and Eliminations	(254)	(244)	(1 101)	(637)
Total	2 641	1 166	7 113	2 655
Change in non-cash working capital	2 077	79	2 036	(794)
Cash flow provided by operating activities	4 718	1 245	9 149	1 861
Capital and exploration expenditures(3)
Asset sustainment and maintenance	821	653	2 309	1 802
Economic investment	362	259	956	1 063
Total	1 183	912	3 265	2 865
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Discretionary free funds flow (deficit)(1)	1 496	179	3 814	(538)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Excludes capitalized interest of  $38 million in the third quarter of 2021 and $29 million in the third quarter of 2020.

12   2021 Third Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Production volumes by segment
Oil Sands – SCO (mbbls/d)	405.5	410.8	452.8	450.3
Oil Sands – Non-upgraded bitumen (mbbls/d)	199.6	108.2	183.9	117.2
Exploration and Production (mboe/d)	93.5	97.2	90.9	102.9
Total (mboe/d)	698.6	616.2	727.6	670.4
Refinery utilization (%)	99	87	87	86
Refinery crude oil processed (mbbls/d)	460.3	399.7	404.8	396.5
Net Earnings (Loss)
Suncor’s consolidated net earnings for the third quarter of 2021 were $877 million, compared to a net loss of  $12 million for the prior year quarter. Net earnings were primarily caused by the same factors that resulted in the operating earnings described subsequently in this section of this MD&A.
Other items affecting net earnings (loss) over these periods included:
•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $257 million for the third quarter of 2021, compared to a gain of  $290 million for the third quarter of 2020.

•
During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million against its share of the Terra Nova assets, in the Exploration and Production (E&P) segment, as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

•
During the third quarter of 2021, the company recorded an after-tax loss of  $60 million for early repayment of long-term debt, in the Corporate segment.

•
The after-tax unrealized loss on risk management activities was $17 million for the third quarter of 2021, compared to a gain of  $36 million for the third quarter of 2020.

2021 Third Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating Earnings (Loss) Reconciliation(1)(2)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	877	(12)	2 566	(4 151)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	257	(290)	(80)	253
Unrealized loss (gain) on risk management activities(2)	17	(36)	7	(4)
Restructuring charge(3)	—	—	126	—
Asset impairment (reversal)(4)	(168)	—	(168)	1 798
Loss on early repayment of long-term debt(5)	60	—	60	—
Operating earnings (loss)(1)(2)	1 043	(338)	2 511	(2 104)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million on its share of the Terra Nova assets, in the E&P segment, as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(5)
Charges associated with the early repayment of debt in the Corporate segment.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

14   2021 Third Quarter   Suncor Energy Inc.

Suncor’s operating earnings increased to $1.043 billion ($0.71 per common share) in the third quarter of 2021, from an operating loss of  $338 million ($0.22 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment, higher crude production and refinery crude throughput, and lower DD&A and exploration expenses. Operating earnings were partially offset by an increase in operating expenses and royalties associated with Suncor’s increased production in the third quarter of 2021. The prior year quarter operating earnings were negatively impacted by the unprecedented decline in transportation fuel demand, partially offset by lower operating costs.
In the first nine months of 2021, the company’s total operating, selling and general expenses were $8.388 billion, which included one-time costs associated with restructuring and integration charges. While the company has made progress on its cost reduction initiatives, it currently estimates that fourth quarter operating, selling, and general expenses will be in line with the year-to-date run rate due to the planned increase in upstream production volumes in the fourth quarter and the expected increase in natural gas input prices. The company’s exposure to higher natural gas costs is partially mitigated by increased revenue from power sales.
After-Tax Share-Based Compensation Expense (Recovery) by Segment
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Oil Sands	2	(6)	44	(13)
Exploration and Production	—	(1)	5	(2)
Refining and Marketing	1	(4)	26	(8)
Corporate and Eliminations	(1)	(20)	78	(40)
Total share-based compensation expense (recovery)	2	(31)	153	(63)
The after-tax share-based compensation impact on results was an expense of  $2 million during the third quarter of 2021, compared to a recovery of  $31 million during the prior year quarter, as a result of a smaller change in share price during the current period when compared to the share price decrease in the prior year quarter.
2021 Third Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2021	2020	2021	2020
WTI crude oil at Cushing	US$/bbl	70.55	40.95	64.85	38.30
Dated Brent crude	US$/bbl	73.45	43.00	67.75	40.80
Dated Brent/Maya crude oil FOB price differential	US$/bbl	7.80	3.50	6.25	7.35
MSW at Edmonton	Cdn$/bbl	83.75	51.30	75.90	44.50
WCS at Hardisty	US$/bbl	56.95	31.90	52.35	24.65
Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(13.60)	(9.05)	(12.50)	(13.65)
SYN-WTI differential	US$/bbl	(1.60)	(2.45)	(1.60)	(3.20)
Condensate at Edmonton	US$/bbl	69.20	37.55	64.60	35.30
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	2.25	3.30	2.10
Alberta Power Pool Price	Cdn$/MWh	100.35	43.85	100.10	46.90
New York Harbor 2-1-1 crack(1)	US$/bbl	20.90	10.20	18.95	12.40
Chicago 2-1-1 crack(1)	US$/bbl	20.45	7.75	18.05	8.10
Portland 2-1-1 crack(1)	US$/bbl	26.70	12.55	22.40	14.30
Gulf Coast 2-1-1 crack(1)	US$/bbl	19.55	8.55	17.45	10.20
Exchange rate	US$/Cdn$	0.79	0.75	0.80	0.74
Exchange rate (end of period)	US$/Cdn$	0.78	0.75	0.78	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the third quarter of 2021, crude oil and crack spread benchmarks improved compared to the prior year quarter, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the third quarter of 2021 reflected an increase in WTI at Cushing, which averaged US$70.55/bbl compared to US$40.95/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $83.75/bbl in the third quarter of 2021 compared to $51.30/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$56.95/bbl in the third quarter of 2021, from US$31.90/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta, and U.S. Gulf Coast heavy pricing.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the third quarter of 2021.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$73.45/bbl in the third quarter of 2021 compared to US$43.00/bbl in the prior year quarter.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily
16   2021 Third Quarter   Suncor Energy Inc.

reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, the U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the third quarter of 2021, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$27.60/bbl in the third quarter of 2021 compared to US$16.80/bbl in the third quarter of 2020, primarily related to the increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $3.60/mcf in the third quarter of 2021, from $2.25/mcf in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price increased to an average of $100.35/MWh in the third quarter of 2021 compared to $43.85/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. The Canadian dollar strengthened in relation to the U.S. dollar in the third quarter of 2021, as the average exchange rate increased to US$0.79 per one Canadian dollar from US$0.75 per one Canadian dollar in the prior year quarter. This rate increase had a negative impact on price realizations for the company during the third quarter of 2021 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 63% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.
2021 Third Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Gross revenues	4 977	2 567	13 964	7 536
Less: Royalties	(504)	(36)	(882)	(77)
Operating revenues, net of royalties	4 473	2 531	13 082	7 459
Net earnings (loss)	484	(531)	1 251	(3 503)
Adjusted for:
Unrealized loss (gain) on risk management activities(1)	5	(8)	2	(8)
Impairment(2)	—	—	—	1 376
Operating earnings (loss)(3)	489	(539)	1 253	(2 135)
Funds from operations(3)	1 591	556	4 671	1 257

(1)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

18   2021 Third Quarter   Suncor Energy Inc.

The Oil Sands segment had operating earnings of  $489 million in the third quarter of 2021, compared to an operating loss of $539 million in the prior year quarter. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year quarter as a result of the COVID-19 pandemic, increased production and lower DD&A expenses. Operating earnings were partially offset by an increase in royalties and operating expenses associated with Suncor’s increased production in the third quarter of 2021.
Production Volumes(1)
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2021	2020	2021	2020
SCO and diesel production(2)	418.8	421.1	467.0	461.2
Internally consumed diesel and internal transfers(3)(4)	(13.3)	(10.3)	(14.2)	(10.9)
Upgraded production	405.5	410.8	452.8	450.3
Bitumen production	203.9	108.2	186.0	117.2
Internal bitumen transfers(4)	(4.3)	—	(2.1)	—
Non-upgraded bitumen production	199.6	108.2	183.9	117.2
Total Oil Sands production	605.1	519.0	636.7	567.5

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the third quarter of 2021, Oil Sands operations production volumes included 8,400 bbls/d of internallyconsumed diesel, of which 6,300 bbls/d was consumed at Oil Sands Base, 1,600 bbls/d was consumed at Fort Hills and 500 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,700 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the third quarter of 2021, Oil Sands operations included 2,000 bbls/d of SCO and 1,500 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 2,800 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

The company’s net SCO production was 405,500 bbls/d in the third quarter of 2021 compared to 410,800 bbls/d in the prior year quarter. In the third quarter of 2021, the company completed its five-year planned turnaround at Oil Sands Base plant Upgrader 2, and subsequent to the quarter the asset ramped up to normal operating rates. Syncrude upgrader utilization was 91% in the third quarter of 2021, compared to 78% in the prior year quarter. The prior year quarter was impacted by planned turnaround maintenance at both Oil Sands operations and Syncrude, and an operational incident at the secondary extraction facilities at Oil Sands Base plant.
The company’s non-upgraded bitumen production increased to 199,600 bbls/d in the third quarter of 2021 from 108,200 bbls/d in the prior year quarter due to continued strong performance from the company’s In Situ assets and the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2, resulting in less Firebag volumes being processed at the upgrader and therefore increased non-upgraded bitumen being sold to market. The increase in production was partially offset by planned maintenance at Firebag in the third quarter of 2021. Production at Fort Hills increased during the third quarter of 2021, compared to the prior year quarter. During the third quarter of 2021, significant progress on the mine ramp up strategy was achieved and Fort Hills continued to manage overburden removal and build ore inventory according to plan. Fort Hills is expected to transition to a two-train operation and operate at full production rates by the end of the year.
Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2021	2020	2021	2020
SCO and diesel	418.6	420.1	455.4	458.4
Non-upgraded bitumen	194.4	119.1	186.2	121.0
Total	613.0	539.2	641.6	579.4
SCO and diesel sales volumes were 418,600 bbls/d in the third quarter of 2021, compared to 420,100 bbls/d in the prior year quarter, consistent with the decrease in upgraded production.
2021 Third Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
Non-upgraded bitumen sales volumes increased to 194,400 bbls/d in the third quarter of 2021, compared to 119,100 bbls/d in the prior year quarter, and were influenced by the same factors that affected production volumes, discussed above, partially offset by a build of inventory in the current period.
Price Realizations
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2021	2020	2021	2020
SCO and diesel	80.21	46.18	73.44	42.45
Non-upgraded bitumen	59.91	24.28	51.16	19.83
Crude sales basket (all products)	73.78	41.34	66.97	37.73
Crude sales basket, relative to WTI	(15.12)	(13.19)	(14.16)	(14.10)
Oil Sands price realizations increased in the third quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic. Price realizations have improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.
Royalties
Royalties for the Oil Sands segment were higher in the third quarter of 2021 compared to the prior year quarter, primarily due to increased royalties for In Situ operations due to Firebag being in the higher post-payout phase of its royalty agreement, higher crude price realizations and increased production volumes.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the third quarter of 2021 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset. In the third quarter of 2020, the relief provided under the Government of Canada’s Emergency Wage Subsidy (CEWS) program, in addition to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic, have been included in operating and transportation expense by asset. These costs, however, have been excluded from cash operating costs per barrel for comparability purposes.
At Oil Sands operations, operating costs increased compared to the prior year quarter, primarily due to higher production and increased natural gas prices.
At Fort Hills, operating costs in the third quarter of 2021 increased when compared to the prior year quarter, reflecting increased mine activity to remove overburden and increase ore inventory in preparation for the transition back to a two-train operation in the fourth quarter. The third quarter of 2020 reflected reduced costs associated with a one-train operation as a result of the decline in the business environment. Operating costs during the third quarter of 2021 were also impacted by increased natural gas prices compared to the prior year quarter.
Suncor’s share of Syncrude operating costs in the third quarter of 2021 increased when compared with the prior year quarter, primarily due to higher production and increased natural gas prices, partially offset by decreased maintenance costs.
DD&A expense for the third quarter of 2021 was lower compared to the prior year quarter, as the prior year quarter included higher derecognition charges of property, plant and equipment and exploration and evaluation assets.
20   2021 Third Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Oil Sands operating, selling and general expense (OS&G)	2 004	1 650	5 922	5 430
Oil Sands operations cash operating costs(1) reconciliation
Oil Sands operations OS&G	1 158	1 000	3 478	3 278
Non-production costs(2)	(40)	5	(158)	(90)
Excess power capacity and other(3)	(68)	(54)	(274)	(193)
Inventory changes	(31)	(1)	(34)	(75)
Oil Sands operations cash operating costs(1)	1 019	950	3 012	2 920
Oil Sands operations production volumes (mbbls/d)	381.7	325.6	438.1	369.8
Oil Sands operations cash operating costs(1) ($/bbl)	29.05	31.75	25.20	28.80
Fort Hills cash operating costs(1) reconciliation
Fort Hills OS&G	232	130	624	598
Non-production costs(2)	(25)	(8)	(83)	(45)
Inventory changes	(16)	15	(10)	(37)
Fort Hills cash operating costs(1)	191	137	531	516
Fort Hills production volumes (mbbls/d)	50.8	42.6	49.1	56.8
Fort Hills cash operating costs(1) ($/bbl)	40.90	35.20	39.70	33.25
Syncrude cash operating costs(1) reconciliation
Syncrude OS&G	614	520	1 820	1 554
Non-production costs(2)	(71)	(11)	(196)	(47)
Syncrude cash operating costs(1)	543	509	1 624	1 507
Syncrude production volumes (mbbls/d)	190.2	161.1	165.8	151.7
Syncrude cash operating costs(1) ($/bbl)	31.05	34.35	35.90	36.25

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs for 2020 include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs(1) per barrel decreased to $29.05 in the third quarter of 2021, compared to $31.75 in the prior year quarter, due to increased production, partially offset by higher operating, selling and general expenses, as detailed above.
Oil Sands operations non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by safe-mode and COVID-19 response costs.
Oil Sands operations inventory changes reflect a draw of inventory in the current period.
Fort Hills cash operating costs(1) per barrel were $40.90 in the third quarter of 2021, compared to $35.20 in the prior year quarter, reflecting increased mine activity to remove overburden and increase ore inventory associated with the planned transition to a two-train operation, partially offset by higher production. In the third quarter of 2021, non-production costs were higher compared to the prior year quarter, as the prior year quarter included CEWS, partially offset by additional costs incurred

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Third Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
in response to the COVID-19 pandemic. Inventory changes in the third quarter of 2021 reflect a draw of inventory, compared to a change in inventory valuation, partially offset by a draw of inventory in the prior year quarter.
Syncrude cash operating costs(1) per barrel decreased to $31.05 in the third quarter of 2021, compared to $34.35 in the prior year quarter, due to higher production, partially offset by higher operating, selling and general expenses, as detailed above. Syncrude non-production costs, which are excluded from cash operating costs, were higher in the current quarter compared to the prior year quarter, as the prior year quarter included CEWS.
Results for the First Nine Months of 2021
Oil Sands net earnings were $1.251 billion for the first nine months of 2021 compared to a net loss of  $3.503 billion in the prior year period. In addition to the factors impacting operating (loss) earnings explained below, net earnings for the first nine months of 2021 included a $2 million after-tax unrealized loss on risk management activities. Net loss for the first nine months of 2020 included $1.376 billion of non-cash after-tax asset impairment charges and an after-tax unrealized gain on risk management activities of  $8 million.
Oil Sands operating earnings for the first nine months of 2021 were $1.253 billion compared to an operating loss of  $2.135 billion for the same period in 2020. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year period as a result of the COVID-19 pandemic and OPEC+ supply issues, and increased production, partially offset by higher royalties and operating expenses.
Funds from operations for the first nine months of 2021 were $4.671 billion for the Oil Sands segment, compared to $1.257 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.
Oil Sands operations cash operating costs per barrel averaged $25.20 for the first nine months of 2021, a decrease from an average of  $28.80 for the first nine months of 2020, due to increased production, partially offset by higher natural gas prices.
Fort Hills cash operating costs per barrel averaged $39.70 for the first nine months of 2021, compared to $33.25 for the same period of 2020, reflecting increased mine activity to increase ore inventory in preparation for the transition to a two-train operation. Higher production for the first nine months of 2020 reflected Fort Hills operating on two primary extraction trains early in the year. The company managed production to keep pace with reduced downstream demand as a result of the COVID-19 pandemic, temporarily transitioning to a one-train operation at Fort Hills in the second quarter of 2020.
Syncrude cash operating costs per barrel averaged $35.90 for the first nine months of 2021, a decrease compared to $36.25 in the first nine months of 2020, primarily due to an increase in production volumes, partially offset by higher planned maintenance and increased natural gas prices.
Planned Maintenance Update
There are no significant maintenance events scheduled for the fourth quarter of 2021. In the third quarter of 2021, the significant planned turnaround at Oil Sands Base plant Upgrader 2 was completed, as well as planned maintenance at Firebag.
(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

22   2021 Third Quarter   Suncor Energy Inc.

Exploration and Production
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Gross revenues(1)	691	512	2 052	1 344
Less: Royalties(1)	(56)	(30)	(183)	(58)
Operating revenues, net of royalties	635	482	1 869	1 286
Net earnings (loss)	407	25	820	(453)
Adjusted for:
Asset impairment (reversal)(2)	(168)	—	(168)	422
Operating earnings (loss)(3)	239	25	652	(31)
Funds from operations(3)	357	260	1 053	742

(1)
Production, revenues and royalties from the company’s Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross-up of revenues and royalties of  $53 million in the third quarter of 2021 and $188 million in the first nine months of 2021, which is required for presentation purposes in the company’s financial statements under the working-interest basis. In the first nine months of 2020, there were no Libya sales included in production, revenues or royalties.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of  $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of  $168 million on its share of the Terra Nova assets as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for the E&P segment in the third quarter of 2021 increased to $239 million compared to $25 million in the prior year quarter, with the increase primarily due to higher realized crude prices and lower DD&A and exploration expense, partially offset by lower sales volumes and higher royalties.
2021 Third Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Production Volumes
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
E&P Canada (mbbls/d)	54.4	57.1	56.6	60.6
E&P International (mboe/d)	39.1	40.1	34.3	42.3
Total production (mboe/d)	93.5	97.2	90.9	102.9
Total sales volumes (mboe/d)	76.3	96.0	88.1	103.9
Production volumes for E&P Canada were 54,400 bbls/d in the third quarter of 2021, compared to 57,100 bbls/d in the prior year quarter, primarily due to natural declines and lower asset performance. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019. During the third quarter of 2021, Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the ALE project. The agreement increased the company’s working interest to 48% (previously approximately 38%) in exchange for a cash payment from the exiting owners, and includes the previously disclosed royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of  $8 million) in cash consideration to acquire the additional 10% working interest in the Terra Nova project, which will be used to partially fund the 2022 capital spend of the project. In mid-September, maintenance work commenced on the Terra Nova Floating, Production, Storage and Offloading facility and upon completion the facility is expected to sail to dry dock in Ferrol, Spain later this year, with a safe return to operations anticipated before the end of 2022.
E&P International production was 39,100 boe/d in the third quarter of 2021, compared to 40,100 boe/d in the prior year quarter. Production volumes decreased in the current quarter primarily due to natural declines, partially offset by higher production at the Golden Eagle Area Development and liftings in Libya in the third quarter of 2021 compared to no liftings in the prior year quarter.
E&P sales volumes decreased to 76,300 boe/d in the third quarter of 2021, compared to 96,000 boe/d in the prior year quarter, due to a build of inventory at E&P International associated with the timing of cargo sales.
Price Realizations
	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2021	2020	2021	2020
Exploration and Production
E&P Canada – Crude oil and natural gas liquids ($/bbl)	90.23	56.21	81.43	48.25
E&P International(1) ($/boe)	85.29	54.06	77.09	49.53

(1)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the third quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic. Price realizations have improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.
Royalties
E&P royalties in the third quarter of 2021 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses for the third quarter of 2021 were comparable to the prior year quarter.
DD&A and exploration expense in the third quarter of 2021 decreased from the prior year quarter as a result of lower sales volumes, the absence of DD&A on the company’s White Rose assets as a result of impairment charges in the fourth quarter of 2020 and on the Golden Eagle Area Development asset as a result of the asset classified as held for sale in the third quarter of 2021.
Non-Cash Asset Impairment Reversal
During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $168 million (net of taxes of $53 million) on its share of the Terra Nova assets as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.
24   2021 Third Quarter   Suncor Energy Inc.

Results for the First Nine Months of 2021
Net earnings for E&P were $820 million for the first nine months of 2021 compared to a net loss of  $453 million in the prior year period. In addition to the factors impacting operating earnings (loss) described below, net earnings for the first nine months of 2021 included a non-cash after-tax impairment reversal of  $168 million against the company’s share of the Terra Nova assets. Net earnings for the first nine months of 2020 included non-cash after-tax impairment charges of  $422 million against the company’s share of the White Rose and Terra Nova assets.
Operating earnings for E&P for the first nine months of 2021 were $652 million compared to an operating loss of  $31 million for the first nine months of 2020. The increase was primarily due to higher realized crude prices as crude benchmarks were significantly impacted in the prior year period due to the impacts of the COVID-19 pandemic and OPEC+ supply issues as well as lower DD&A and exploration expense, partially offset by lower production volumes and higher royalties.
Funds from operations were $1.053 billion for the first nine months of 2021, compared to $742 million for the first nine months of 2020, due to the same reasons noted in operating (loss) earnings above, excluding the impacts of DD&A and exploration expense.
Subsequent Event
Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million, resulting in an estimated after-tax gain on sale of approximately $235 million. The company completed the sale on October 22, 2021 with an effective date of January 1, 2021.
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the fourth quarter of 2021.
Refining and Marketing
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Operating revenues	6 341	4 050	16 292	11 396
Net earnings	646	384	1 728	598
Adjusted for:
Unrealized loss (gain) on risk management activities(1)	12	(28)	5	4
Operating earnings(2)	658	356	1 733	602
Funds from operations(2)	947	594	2 490	1 293

(1)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Third Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
Bridge Analysis of Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

R&M operating earnings in the third quarter of 2021 increased to $658 million from $356 million in the prior year quarter, primarily due to higher refining and marketing margins as a result of significantly higher crack spread benchmarks and higher crude throughput and refined product sales in the third quarter of 2021 compared to the prior year quarter.
Volumes
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Crude oil processed (mbbls/d)
Eastern North America	212.3	208.7	198.9	197.0
Western North America	248.0	191.0	205.9	199.5
Total	460.3	399.7	404.8	396.5
Refinery utilization(1)(2) (%)
Eastern North America	96	94	90	89
Western North America	102	80	84	83
Total	99	87	87	86
Refined product sales (mbbls/d)
Gasoline	236.5	233.4	223.4	214.5
Distillate	233.8	220.6	225.4	213.2
Other	81.2	80.0	72.3	73.9
Total	551.5	534.0	521.1	501.6
Refining and marketing gross margin – FIFO(3) ($/bbl)	35.75	30.75	38.10	25.10
Refining and marketing gross margin – LIFO(3) ($/bbl)	33.80	25.00	31.25	29.95
Refining operating expense(3) ($/bbl)	5.45	5.40	5.90	5.60

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

26   2021 Third Quarter   Suncor Energy Inc.

Refinery crude throughput increased to 460,300 bbls/d and refinery utilization was 99% in the third quarter of 2021, compared to refinery crude throughput of 399,700 bbls/d and refinery utilization of 87% in the prior year quarter, reflecting strong utilizations across all refineries comparable to the same periods in 2018 and 2019, despite Canadian gasoline and diesel demand estimated to be 7%(1) below the comparable period in 2019. The prior year quarter reflected reduced rates due to the completion of an eight-week planned turnaround at the Edmonton refinery and lower demand for refined products.
Refined product sales in the third quarter of 2021 increased to 551,500 bbls/d, compared to 534,000 bbls/d in the prior year quarter. Strong utilizations during the quarter, increased demand and secured sales channels positioned the company to capture the improved business environment.
Refining and Marketing Gross Margins
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $33.80/bbl in the third quarter of 2021, from $25.00/bbl in the prior year quarter, due to improved market crack spreads and demand and the widening of heavy crude oil differentials. Suncor’s refining and marketing gross margin also reflects Suncor’s feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $35.75/bbl in the third quarter of 2021, from $30.75/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the third quarter of 2021, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in an after-tax gain of  $84 million. In the prior year quarter, FIFO resulted in an after-tax gain of  $164 million, for an unfavourable quarter-over-quarter impact of  $34 million, after-tax, including the impact of short-term commodity risk management activities.

Expenses and Other Factors
Operating expenses and DD&A in the third quarter of 2021 increased compared to the prior year quarter, primarily due to an increase in throughput and higher commodity prices in the current period and the prior year period being favourably impacted by CEWS. Refining operating expense(3) per barrel was $5.45 in the third quarter of 2021, comparable to $5.40 in the prior year quarter.
Results for the First Nine Months of 2021
R&M’s net earnings were $1.728 billion for the first nine months of 2021 compared to $598 million in the prior year period. In addition to the factors impacting operating earnings described below, net earnings for the first nine months of 2021 included a $5 million after-tax unrealized loss on risk management activities, compared to a $4 million loss in the prior year period.
Operating earnings for R&M in the first nine months of 2021 were $1.733 billion, compared to $602 million in the first nine months of 2020, with the increase primarily due to a FIFO inventory valuation gain as a result of a significant increase in crude and refined product benchmarks compared to the prior year period, which included a FIFO inventory valuation loss. For the first nine months of 2021, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to operating earnings and funds from operations of  $689 million after-tax, compared to a negative after-tax impact of $428 million in the first nine months of 2020.
Funds from operations were $2.490 billion in the first nine months of 2021, compared to $1.293 billion in the first nine months of 2020, and increased primarily due to the same factors that influenced operating earnings described above.
Planned Maintenance
The company has completed all major planned refinery maintenance for 2021.
(1)
Sources: IHS Markit and Statistics Canada.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Refining operating expense is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 Third Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Corporate and Eliminations
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net (loss) earnings	(660)	110	(1 233)	(793)
Adjusted for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	257	(290)	(80)	253
Restructuring charge(1)	—	—	126	—
Loss on early repayment of long-term debt(2)	60	—	60	—
Operating (loss) earnings(3)	(343)	(180)	(1 127)	(540)
Corporate	(316)	(203)	(958)	(654)
Eliminations	(27)	23	(169)	114
Funds used in operations(3)	(254)	(244)	(1 101)	(637)

(1)
During the first quarter of 2021, the company recorded a restructuring charge related to the previously announced workforce reductions.

(2)
Charges associated with the early repayment of debt.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate incurred an operating loss of  $316 million for the third quarter of 2021, compared to an operating loss of  $203 million for the prior year quarter, with the increased loss attributable to costs associated with digital and technology improvements and the impact of tax settlements, partially offset by an operational foreign exchange gain in the current year quarter, as compared to an operational foreign exchange loss in the prior year quarter. The third quarter of 2021 was also impacted by a lower share-based compensation recovery compared to the prior year quarter. Suncor capitalized $38 million of its borrowing costs in the third quarter of 2021 as part of the cost of major development assets and construction projects in progress, compared to $29 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2021, the company deferred $27 million of after-tax intersegment profit, compared to a realization of intersegment profit and elimination of unrealized losses of  $23 million after-tax in the prior year quarter. The deferral of profit in the third quarter of 2021 was driven by a strengthening in benchmark pricing compared to a weakening in benchmark pricing in the third quarter of 2020.
Corporate and Eliminations funds used in operations were $254 million for the third quarter of 2021, compared to $244 million in the third quarter of 2020, and were influenced by the same factors impacting operating loss described above, excluding the impact of tax settlements and share-based compensation.
Results for the First Nine Months of 2021
The net loss for Corporate and Eliminations was $1.233 billion for the first nine months of 2021, compared to $793 million in the prior year period. In addition to the factors impacting operating loss described below, the net loss for the first nine months of 2021 included an after-tax restructuring charge of  $126 million related to workforce reductions recorded in the first quarter of 2021, an $80 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, and a $60 million after-tax loss for early repayment of long-term debt in the third quarter of 2021. The net loss in the prior year period included a $253 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt.
The operating loss for Corporate and Eliminations for the first nine months of 2021 was $1.127 billion compared to $540 million in the first nine months of 2020. The increased operating loss was attributed to a share-based compensation expense in the first nine months of 2021, as compared to a share-based compensation recovery incurred in the first nine months of 2020, costs associated with digital and technology improvements in the first nine months of 2021 and an elimination of intercompany profit in the current year period compared to an elimination of an intercompany loss in the prior year period. The company capitalized $106 million of its borrowing costs in the first nine months of 2021 compared with $94 million in the first nine months of 2020.
Corporate and Eliminations funds used in operations for the first nine months of 2021 were $1.101 billion, compared to $637 million in the prior year period, and were influenced by the same factors impacting operating loss noted above, excluding the impact of share-based compensation expense. Funds used in operations were also impacted by the restructuring charge related to the workforce reductions recorded in the first quarter of 2021.
28   2021 Third Quarter   Suncor Energy Inc.

5. Capital Investment Update
Capital and Exploration Expenditures by Segment
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Oil Sands	935	661	2 308	2 108
Exploration and Production	64	99	197	409
Refining and Marketing	142	156	637	334
Corporate and Eliminations	80	25	229	108
Total capital and exploration expenditures	1 221	941	3 371	2 959
Less: capitalized interest on debt	(38)	(29)	(106)	(94)
	1 183	912	3 265	2 865
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended September 30, 2021			Nine months ended September 30, 2021
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands
Oil Sands Base	444	122	566	906	295	1 201
In Situ	41	78	119	94	208	302
Fort Hills	87	—	87	180	—	180
Syncrude	114	22	136	492	59	551
Exploration and Production	—	57	57	—	176	176
Refining and Marketing	123	19	142	598	38	636
Corporate and Eliminations	12	64	76	39	180	219
	821	362	1 183	2 309	956	3 265

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

The company’s 2021 capital expenditures are focused on the safety and reliability of the company’s operations, heavily weighted towards asset sustainment and maintenance, which includes significant planned turnaround activities across all of its refineries, at Oil Sands operations, including a significant planned turnaround at Oil Sands Base plant Upgrader 2, and a planned turnaround at Syncrude’s largest coker. All significant planned maintenance has been completed for 2021 and there are no significant planned maintenance events scheduled for the fourth quarter of 2021.
During the third quarter of 2021, the company spent $1.183 billion on capital expenditures, excluding capitalized interest, compared to $912 million in the prior year quarter. In 2020, due to the impacts of the COVID-19 pandemic, the company deferred, suspended and cancelled certain capital projects or changed the scope of work to reduce costs and to comply with COVID-19 safety measures.
2021 Third Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Activity in the third quarter of 2021 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $566 million in the third quarter of 2021 and were primarily focused on asset sustainment and maintenance activities including the significant planned turnaround at Oil Sands Base plant Upgrader 2, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $119 million in the third quarter of 2021 and were primarily directed towards economic investment activities, including the continued investment in well pad projects, and asset sustainment and maintenance activities including planned maintenance at Firebag.
Capital expenditures at Fort Hills were $87 million in the third quarter of 2021, primarily directed towards asset sustainment and maintenance activities in mine and tailings development.
Syncrude capital expenditures were $136 million in the third quarter of 2021, the majority of which were for asset sustainment and maintenance expenditures.
Exploration and Production
Capital and exploration expenditures at E&P were $57 million in the third quarter of 2021 and were related to economic investment projects, including development drilling at Hebron and development work at Buzzard and the Fenja project.
In the third quarter of 2021, the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the ALE project. The finalization of this agreement has no impact on Suncor’s 2021 capital guidance.
Refining and Marketing
R&M capital expenditures were $142 million in the third quarter of 2021 and were primarily related to asset sustainment and maintenance activities.
Corporate and Eliminations
Corporate capital expenditures were $76 million in the third quarter of 2021 and were primarily directed towards the company’s digital transformation and the Forty Mile Wind Power Project.
30   2021 Third Quarter   Suncor Energy Inc.

6. Financial Condition and Liquidity
Indicators
	Twelve months ended September 30
	2021	2020
Return on capital employed(1)(2) (%)	4.5	(10.2)
Net debt to funds from operations(3)(4) (times)	2.0	3.8
Interest coverage on long-term debt (times)
Earnings basis(5)	3.9	(7.5)
Funds from operations basis(4)(6)	10.0	5.4
Total debt to total debt plus shareholders’ equity (%)	34.3	36.8
Net debt to net debt plus shareholders’ equity(3)(7) (%)	31.5	35.2
Net debt to net debt plus shareholders’ equity – excluding leases(3)(7) (%)	27.5	31.6

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $423 million after-tax in the fourth quarter of 2020 and the impact of the impairment reversal of  $168 million after-tax in the third quarter of 2021. ROCE would have been (1.3%) for the twelve months ended September 30, 2020, excluding the impact of impairments of  $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of  $3.352 billion after-tax in the fourth quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Beginning in the first quarter of 2021, the company has added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2021 capital spending program of  $3.8 billion to $4.5 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended September 30, 2021, cash and cash equivalents increased to $2.309 billion from $2.035 billion at June 30, 2021, due to cash flow from operating activities exceeding the company’s capital and exploration expenditures, debt reduction, dividend payments and the repurchase of Suncor’s own shares under its NCIB in the third quarter of 2021.
For the nine months ended September 30, 2021, cash and cash equivalents increased relative to $1.885 billion at December 31, 2020, due to cash flow from operating activities exceeding the company’s capital and exploration expenditures, debt reduction, dividend payments and the repurchase of Suncor’s own shares under its NCIB.
As at September 30, 2021, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 22 days.
Available credit facilities for liquidity purposes at September 30, 2021, decreased to $4.050 billion, compared to $6.043 billion at December 31, 2020. The decrease in liquidity was primarily due to the cancellation of  $2.8 billion in bi-lateral credit facilities
2021 Third Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
that were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic, and a reduction in the size of the company’s syndicated credit facilities. The decrease was partially offset by increased credit availability as a result of a lower commercial paper balance.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
During the third quarter of 2021, Suncor exercised the early redemption option on its outstanding US$750 million 3.60% senior unsecured notes, originally maturing on December 1, 2024. A premium was paid to redeem the debt early, with future interest savings expected to more than offset this amount.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At September 30, 2021, total debt to total debt plus shareholders’ equity was 34.3% (December 31, 2020 – 37.8%). The company continues to be in compliance with all operating covenants under its debt agreements.
	September 30	December 31
($ millions, except as noted)	2021	2020
Short-term debt	1 484	3 566
Current portion of long-term debt	611	1 413
Current portion of long-term lease liabilities	314	272
Long-term debt	13 998	13 812
Long-term lease liabilities	2 573	2 636
Total debt	18 980	21 699
Less: Cash and cash equivalents	2 309	1 885
Net debt	16 671	19 814
Shareholders’ equity	36 300	35 757
Total debt plus shareholders’ equity	55 280	57 456
Total debt to total debt plus shareholders’ equity (%)	34.3	37.8
Net debt to net debt plus shareholders’ equity (%)	31.5	35.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	27.5	32.1
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2021	September 30, 2021
Total debt – beginning of period	20 716	21 699
Decrease in long-term debt	(1 030)	(657)
Decrease in short-term debt	(1 155)	(2 061)
Increase in lease liability	170	252
Lease payments	(69)	(237)
Foreign exchange on debt, and other	348	(16)
Total debt – September 30, 2021	18 980	18 980
Less: Cash and cash equivalents – September 30, 2021	2 309	2 309
Net debt – September 30, 2021	16 671	16 671
The company’s total debt decreased in the third quarter of 2021 due to a significant reduction in short-term debt, the repayment of long-term debt and principal lease payments made during the third quarter of 2021, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2021, and leases entered into in the third quarter of 2021.
32   2021 Third Quarter   Suncor Energy Inc.

The company’s total debt decreased in the first nine months of 2021 due to the significant reduction of short-term debt, the repayment of long-term debt, favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2020, and principal lease payments made during the first nine months of the year, partially offset by the issuance of long-term debt and leases entered into during the first nine months of 2021.
Common Shares
September 30,
(thousands)	2021
Common shares	1 462 150
Common share options – exercisable	28 713
Common share options – non-exercisable	8 882
As at October 25, 2021, the total number of common shares outstanding was 1,457,054,742 and the total number of exercisable and non-exercisable common share options outstanding was 37,456,292. Once exercisable, each outstanding common share option is convertible into one common share.
Share Repurchases
In the first quarter of 2021, the TSX accepted a notice filed by Suncor to commence a NCIB to repurchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provided that, beginning February 8, 2021, and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor’s 1,525,150,794 issued and outstanding common shares as at January 31, 2021.
During the third quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to approximately 5% of the company’s outstanding common shares, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on July 30, 2021, to repurchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The amended notice provided that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021.
Subsequent to the third quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to approximately 7% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2021, and October 25, 2021, and pursuant to the NCIB, Suncor has already repurchased approximately $1.834 billion of common shares on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 106,700,000 common shares, of which 69,058,156 common shares have already been purchased between February 8, 2021, and October 25, 2021.
The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term growth strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Share repurchase activities (thousands of common shares)	28 112	—	63 101	7 527
Weighted average repurchase price per share (dollars per share)	25.05	—	26.39	40.83
Share repurchase cost	704	—	1 665	307
2021 Third Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2020 annual MD&A with no material updates to note during the first nine months of 2021. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
34   2021 Third Quarter   Suncor Energy Inc.

7. Quarterly Financial Data
Trends in Suncor’s quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta’s mandatory production curtailments that were implemented during 2019 and suspended effective December 2020.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019
Total production (mboe/d)
Oil Sands	605.1	615.7	690.6	671.5	519.0	553.7	630.1	662.3
Exploration and Production	93.5	84.0	95.3	97.7	97.2	101.8	109.7	115.9
	698.6	699.7	785.9	769.2	616.2	655.5	739.8	778.2
Revenues and other income
Operating revenues, net of royalties	10 145	9 159	8 679	6 615	6 427	4 229	7 391	9 487
Other income (loss)	68	(66)	(43)	(21)	30	16	365	111
	10 213	9 093	8 636	6 594	6 457	4 245	7 756	9 598
Net earnings (loss)	877	868	821	(168)	(12)	(614)	(3 525)	(2 335)
per common share – basic (dollars)	0.59	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)
per common share – diluted (dollars)	0.59	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)
Operating earnings (loss)(1)(2)	1 043	722	746	(109)	(338)	(1 345)	(421)	812
per common share – basic(1)(2) (dollars)	0.71	0.48	0.49	(0.07)	(0.22)	(0.88)	(0.28)	0.53
Funds from operations(1)	2 641	2 362	2 110	1 221	1 166	488	1 001	2 553
per common share – basic(1) (dollars)	1.79	1.57	1.39	0.80	0.76	0.32	0.66	1.66
Cash flow provided by (used in) operating activities	4 718	2 086	2 345	814	1 245	(768)	1 384	2 304
per common share – basic (dollars)	3.19	1.39	1.54	0.53	0.82	(0.50)	0.91	1.50
ROCE(1) (%) for the twelve months ended	4.5	1.9	(1.4)	(6.9)	(10.2)	(7.5)	(1.3)	4.9
ROCE(1)(3), excluding impairments (%) for the twelve months ended	4.9	2.6	(0.6)	(2.9)	(1.3)	1.0	7.0	10.0
After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	(257)	156	181	539	290	478	(1 021)	235
Common share information (dollars)
Dividend per common share	0.21	0.21	0.21	0.21	0.21	0.21	0.47	0.42
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	26.26	29.69	26.27	21.35	16.26	22.89	22.46	42.56
New York Stock Exchange (US$)	20.74	23.97	20.90	16.78	12.23	16.86	15.80	32.80

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
ROCE excluding impairments would have been 8.2% and 5.1% for the fourth quarter of 2019 and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

2021 Third Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019
WTI crude oil at Cushing	US$/bbl	70.55	66.05	57.80	42.65	40.95	27.85	46.10	56.95
Dated Brent crude	US$/bbl	73.45	68.85	60.85	44.20	43.00	29.20	50.15	63.30
Dated Brent/Maya FOB price differential	US$/bbl	7.80	6.20	4.70	3.30	3.50	2.70	15.95	9.30
MSW at Edmonton	Cdn$/bbl	83.75	77.25	66.55	50.25	51.30	30.20	52.00	68.10
WCS at Hardisty	US$/bbl	56.95	54.60	45.40	33.35	31.90	16.35	25.60	41.10
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(13.60)	(11.45)	(12.40)	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)
SYN-WTI (differential) premium	US$/bbl	(1.60)	0.35	(3.50)	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)
Condensate at Edmonton	US$/bbl	69.20	66.40	58.00	42.55	37.55	22.20	46.20	53.00
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	3.10	3.15	2.65	2.25	2.00	2.05	2.50
Alberta Power Pool Price	Cdn$/MWh	100.35	104.50	95.45	46.15	43.85	29.90	67.05	46.95
New York Harbor 2-1-1 crack(1)	US$/bbl	20.90	20.35	15.60	9.85	10.20	12.20	14.75	18.45
Chicago 2-1-1 crack(1)	US$/bbl	20.45	20.25	13.40	7.95	7.75	6.75	9.75	14.35
Portland 2-1-1 crack(1)	US$/bbl	26.70	24.55	15.80	13.15	12.55	12.20	18.30	25.45
Gulf Coast 2-1-1 crack(1)	US$/bbl	19.55	18.25	14.45	9.00	8.55	9.00	13.00	17.00
Exchange rate	US$/Cdn$	0.79	0.81	0.79	0.77	0.75	0.72	0.74	0.76
Exchange rate (end of period)	US$/Cdn$	0.78	0.81	0.80	0.78	0.75	0.73	0.71	0.77

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   2021 Third Quarter   Suncor Energy Inc.

8. Other Items
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2020 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2020.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2020, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2020 annual MD&A.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management’s estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2021.
The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2020, note 10 to the unaudited interim Consolidated Financial Statements for the three months and nine months ended September 30, 2021, and the Financial Condition and Liquidity section of the 2020 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2021, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
2021 Third Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
Corporate Guidance
Suncor has further updated its previously announced 2021 guidance (which was originally disclosed via press release on November 30, 2020), as set forth in Suncor’s press release dated October 27, 2021, a copy of which is available on www.sedar.com.
38   2021 Third Quarter   Suncor Energy Inc.

9. Non-GAAP Financial Measures Advisory
Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Operating Earnings (Loss)
Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2021, the company revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.
Bridge Analyses of Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized short-term commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized short-term commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.

2021 Third Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Return on Capital Employed (ROCE)
ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2021	2020
Adjustments to net earnings (loss)
Net earnings (loss)		2 398	(6 486)
(Deduct) add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(619)	18
Net interest expense		672	665
	A	2 451	(5 803)
Capital employed – beginning of twelve-month period
Net debt		19 710	15 601
Shareholders’ equity		36 344	45 184
		56 054	60 785
Capital employed – end of twelve-month period
Net debt		16 671	19 710
Shareholders’ equity		36 300	36 344
		52 971	56 054
Average capital employed	B	54 928	57 022
ROCE (%)(1)	A/B	4.5	(10.2)

(1)
ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $423 million after-tax in the fourth quarter of 2020 and the impact of the impairment reversal of  $168 million after-tax in the third quarter of 2021. ROCE would have been (1.3%) for the twelve months ended September 30, 2020, excluding the impact of impairments of  $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of  $3.352 billion after-tax in the fourth quarter of 2019.

40   2021 Third Quarter   Suncor Energy Inc.

Funds From (Used In) Operations
Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	484	(531)	407	25	646	384	(660)	110	877	(12)
Adjustments for:
Depreciation, depletion, amortization and impairment	1 098	1 242	(98)	261	193	214	25	21	1 218	1 738
Deferred income taxes	(9)	(141)	19	(9)	36	12	5	(46)	51	(184)
Accretion	60	57	14	12	2	2	—	—	76	71
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	282	(307)	282	(307)
Change in fair value of financial instruments and trading inventory	(30)	(53)	15	(28)	68	(8)	(1)	—	52	(89)
(Gain) loss on disposal of assets	—	(2)	—	—	(10)	(2)	1	1	(9)	(3)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	80	—	80	—
Share-based compensation	2	(9)	—	(2)	1	(6)	(2)	(27)	1	(44)
Exploration	—	—	—	—	—	—	—	—	—	—
Settlement of decommissioning and restoration liabilities	(67)	(38)	(1)	(1)	(7)	—	1	—	(74)	(39)
Other	53	31	1	2	18	(2)	15	4	87	35
Funds from (used in) operations	1 591	556	357	260	947	594	(254)	(244)	2 641	1 166
Change in non-cash working capital									2 077	79
Cash flow provided by operating activities									4 718	1 245
2021 Third Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	1 251	(3 503)	820	(453)	1 728	598	(1 233)	(793)	2 566	(4 151)
Adjustments for:
Depreciation, depletion, amortization and impairment	3 348	5 372	195	1 312	610	660	67	62	4 220	7 406
Deferred income taxes	(40)	(643)	35	(161)	68	29	(11)	(20)	52	(795)
Accretion	179	169	43	35	5	5	—	—	227	209
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(88)	290	(88)	290
Change in fair value of financial instruments and trading inventory	(74)	32	(39)	(22)	50	53	—	—	(63)	63
Gain on disposal of assets	—	(2)	—	—	(18)	(6)	(7)	—	(25)	(8)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	80	—	80	—
Share-based compensation	25	(84)	1	(12)	13	(51)	41	(186)	80	(333)
Exploration	—	—	—	80	—	—	—	—	—	80
Settlement of decommissioning and restoration liabilities	(174)	(171)	(2)	(7)	(11)	(5)	—	—	(187)	(183)
Other	156	87	—	(30)	45	10	50	10	251	77
Funds from (used in) operations	4 671	1 257	1 053	742	2 490	1 293	(1 101)	(637)	7 113	2 655
Change in non-cash working capital									2 036	(794)
Cash flow provided by operating activities									9 149	1 861
Free Funds Flow and Discretionary Free Funds Flow (Deficit)
Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended Sep 30		Nine months ended Sep 30
($ millions)	2021	2020	2021	2020
Funds from operations	2 641	1 166	7 113	2 655
Asset sustaining and maintenance capital and dividends(1)	(1 145)	(987)	(3 299)	(3 193)
Discretionary free funds flow (deficit)	1 496	179	3 814	(538)

(1)
Includes capitalized interest on sustaining capital of  $15 million in the third quarter of 2021 and $13 million in the third quarter of 2020.

42   2021 Third Quarter   Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, CEWS and COVID-19-related costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees and the impact of inventory write-downs. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation and short-term risk management activities. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Refining and marketing margin reconciliation
Operating revenues	6 341	4 050	16 292	11 396
Purchases of crude oil and products	(4 710)	(2 840)	(11 697)	(8 499)
Total gross margin	1 631	1 210	4 595	2 897
Other (loss) income	(9)	(2)	(48)	58
Non-refining and marketing margin	(13)	(14)	(40)	(43)
Refining and marketing gross margin	1 609	1 194	4 507	2 912
Refinery production(1) (mbbls)	45 008	38 857	118 272	115 955
Refining and marketing gross margin – FIFO ($/bbl)	35.75	30.75	38.10	25.10
FIFO adjustment	(91)	(223)	(811)	562
Refining and marketing gross margin – LIFO	1 518	971	3 696	3 474
Refining and marketing gross margin – LIFO ($/bbl)	33.80	25.00	31.25	29.95
Refining operating expense reconciliation
Operating, selling and general expense(2)	502	417	1 453	1 287
Non-refining costs(2)	(256)	(207)	(757)	(637)
Refining operating expense	246	210	696	650
Refinery production(1) (mbbls)	45 026	38 857	118 287	115 955
Refining operating expense ($/bbl)	5.45	5.40	5.90	5.60

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(2)
Prior period amounts of OS&G have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

2021 Third Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
10. Common Abbreviations
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent	YTD	Year to date
per day
MW	megawatts
MWh	megawatts per hour
44   2021 Third Quarter   Suncor Energy Inc.

11. Forward-Looking Information
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s capital allocation strategy and target, including that: it remains on track to return to 2019 net debt levels during the fourth quarter and be within its 2025 targeted net debt range by the end of the year, statements surrounding Suncor’s $2.15 billion incremental free funds flow target and the strategic initiatives that are expected to contribute to it, Suncor’s belief that it is on track to exceed its previously communicated debt reduction and share repurchase targets for the year, Suncor’s estimated fourth quarter operating, selling and general expenses and the expectation that the proceeds of Suncor’s sale of its 26.69% working interest in the Golden Eagle Area Development will be used to support Suncor’s capital allocation strategy;

•
Suncor’s expectation regarding Fort Hills’ ramp up strategy, including its belief that it will transition to a two-train operation and operate at full production rates by the end of the year;

•
Suncor’s expectations with respect to the Terra Nova project, including with respect to the ALE project that is expected to extend production life by approximately 10 years and provide an additional 70 million barrels of production, the expected use of proceeds with respect to the acquisition of the increased project ownership interest, and the timing of maintenance work on the Floating, Production, Storage and Offloading facility;

•
the expectation that, now that operatorship of Syncrude has transferred, that there will be gross synergies of approximately $100 million for the joint venture owners within the first six months with an additional $200 million through 2022 – 2023 and that the assumption of operatorship will be a critical step towards improving operational performance, driving greater integration, efficiencies and competitiveness and capturing increased value across all Suncor-operated assets in the region;

•
expectations regarding Suncor’s acquisition, together with eight Indigenous communities, of a 15% equity interest in the Northern Courier Pipeline, including that the transaction will close in the fourth quarter of 2021, that Suncor will operate the pipeline following closing and that the acquisition will provide the eight Indigenous communities with reliable income for decades to come;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2021 capital spending program of  $3.8 billion to $4.5 billion, including Suncor’s belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

2021 Third Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy; and

•
Suncor’s full-year outlook range on Oil Sands operations crown royalties, Syncrude crown royalties, East Coast Canada crown royalties and current income tax expenses as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and New York Harbor 2-1-1 crack.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and
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infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2020 annual MD&A, the 2020 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
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